MAIL STOP 05-11

May 18, 2006

Mr. Michael Kauffman, President
Clemmy Technologies Corp.
9750 Peace Way #2090
Las Vegas, NV 89147

> **Re:** **Clemmy Technologies Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File Number 000-31005**

Dear Mr. Kauffman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the year ended December 31, 2005</u>

<u>Financial Statements, page F-1</u>

1. We note that the financial statements include periods from inception which are labeled as unaudited, and the audit report refers to the audit report of a predecessor auditor. Please note that auditor association with cumulative data since inception is required for development stage companies, and if reference is made to the report of a predecessor auditor, the report must be included in the filing. Please discuss with your auditor and revise the filing accordingly, such that all financial statement periods are audited and covered by the report(s) of your independent accountant(s).

<u>Item 8A – Controls and Procedures</u>

2. Please revise your disclosure to state your conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-B and revise your disclosure accordingly.

3. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

<u>Exhibit 31.1, Certification of Chief Executive Officer</u>

4. We note that the fourth paragraph of your disclosure refers to an evaluation conducted within 90 days of the filing date of the report. Please note that the evaluation is required to be conducted as of the end of the period covered by the report. Refer to Item 601 of Regulation S-B and revise your disclosure accordingly.

<u>Form 10-QSB for the three months ended March 31, 2006</u>

5. Please amend your quarterly report to address the issues noted in comments #2 and #4 above with respect to the 10-KSB for the year ended December 31, 2005. Also, it appears that the quarterly report was not signed by your sole officer and director. Please revise your disclosure accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies